Via Facsimile and U.S. Mail
Mail Stop 6010

September 24, 2008

Ms. Rose C. Perri
Generex Biotechnology Corp.
Chief Financial Officer
33 Harbour Square, Suite 202,
Toronto, Ontario Canada M5J 2G2

      Re: Generex Biotechnology Corp.
             Item 4.01 Form 8-K
             Filed September 10, 2008
             File No. 000-25169

Dear Ms. Perri:

      We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Tabatha Akins
      Staff Accountant